SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

 Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9.Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (xlv)	Presentation on “Regulation in Spain” at Mallorca Site Visit: June 8, 2006

Regulation in Spain: situation and outlook- Investor Relations Days -Palma de Mallorca, June 2006

Summary In recent months, positive headway has been made on regulation, primarily the creation of a stable model for the island and non-mainland electrical systems (SEIEs), and breaking the cap on tariffs that has been in place since the end of 2002. The regulatory process is underway again and further headway is expected in the coming months. This progress suggests that the definitive regulatory framework will be more positive than forecasted in the 2005-09 Business Plan.

Summary In recent months, positive headway has been made on regulation, primarily the creation of a stable model for the island and non-mainland electrical systems (SEIEs), and breaking the cap on tariffs that has been in place since the end of 2002. The regulatory process is underway again and further headway is expected in the coming months. This progress suggests that the definitive regulatory framework will be more positive than forecasted in the 2005-09 Business Plan.

The 2005-09 Business Plan included very conservative forecasts “Endesa: Stronger business, greater value”. October 3, 2005 Spain: conservative regulatory assumptions
Distribution Return on network expansion investments vs. current revenue model based on demand growth and efficiency factor (impact on Endesa proportional to it’s market share distribution) EBITDA impact 2009 vs. 2004 (€ million) +300
Generation on the islands Payment of fuel costs and returns on realized investments, as per Royal Decree 1747/2003 and further Ministerial Orders +150 Revenue cap No revenue recognition >€36/MWh in hydro and nuclear -200
+250 This scenario assumes the elimination of the current CTC mechanism and a tariff increase of only 3% per year Regulatory scenarios of other market participants would provide an improvement of €500 million by 2009 29

Since then, major headway has been made in the sector 4.48% nominal growth Overall 7.7% effect (lower nuclear moratorium charge and others*) 2006 tariff Implications Elimination of 2% limit on tariff increases Generation deficit Recognition of entire deficit Market confirmed as reference point for value of energy Non-mainland
Methodology established to recognise costs and investments Operational procedures for system operation and dispatching Stable future regulatory framework * 4,48% (increase in Tariff RD) + 2,71% (reduction of nuclear moratorium charge from 3,04% to 0,33%) + 0,5% (surcharge for consumption above 1300 kWh for residential customers)

There will be other immediate progress 2006 tariff Further 1.5-2% tariff increase in June Implications Progress toward sufficient tariff Generation deficit Recognised and securitised Elimination of deficit-related risk Distribution Methodology established to recognise costs and investments Increased remuneration Stable future regulatory framework and greater income 5

The other big regulatory change in recent months is RDL 3/2006 The decree modifies how the wholesale market works Its final impact will depend on several pending issues… Day-ahead market Distributor and generator sales/purchases are netted and treated as a bilateral contract Provisional price for this contract set at €42.35/MWh Price recognized to distributors for purchases of energy Mechanism for deduction of the impact of CO2 internalization Emission rights Deduction of the value of the emission rights allocated in January and February to reduce the tariff deficit Starting in March, deduction of the impact of CO2 internalization on energy sold to the pool … and on how long they last In its current form, the RDL is not sustainable
Fosters undesirable behaviour The RDL itself states that the price of €42.35/MWh will have to be adjusted to market levels

The impact of RDL 3/2006 on Endesa to March 31 is € 164 million  Provisional impact on 1Q06. Euros, mn January - February (non-recurring) Deduction of the value of the emission rights allocated for this period* March (recurring as long as the RDL is in place) 5,943 2,609 445** 2,889 Generation (GWh) Generation matched with distribution Sales to the pool Bilateral contracts with retailer 52% of distribution purchases Provisional price: €42.35/MWh Final price to be adjusted within the year at market prices Deduction of value of emission rights Price negotiated with end customer at market value Provisional impact  121 43 <1 0 164 7 * Includes March 1 and 2 ** 426 GWh corresponds to March 1 and 2

Summary In recent months, positive headway has been made on regulation, primarily the creation of a stable model for the island and non-mainland electrical systems (SEIEs), and breaking the cap on tariffs that has been in place since the end of 2002. The regulatory process is underway again and further headway is expected in the coming months. This progress suggests that the definitive regulatory framework will be more positive than forecasted in the 2005-09 Business Plan.

Areas to be developed to achieve a fully deregulated market Energy must be priced in line with market conditions 1. Sufficient and additive tariff Deregulated activities Liquid, competitive marginal market Similar to other European markets Regulated activities Stable regulatory regime that encourages efficiency Reform of the pool Encourage forward markets Market solutions for large customers A NAP 2008-12 that does not distort the market Establish a stable framework for distribution remuneration Adjust remuneration for renewables

Current tariffs do not reflect market conditions Energy price implicit in the tariff does not correspond to market values Tariffs have been updated with total disregard for rising costs 2005 Tariff Real  38.2 62.4 +63% 2006 Tariff  42,35 Tariffs in Spain are lower than in most European countries Tariffs. 1996-2006 Nominal terms -8.8% Constant terms -31.9% In this period, oil prices have risen more than 350%

The pool currently needs several reforms to guarantee its proper functioning General scheme Measures under discussion Mechanisms to reduce the tariff deficit Eliminate the impact of internalization of the value of emission allowances on generators’ income Recognize energy purchases by distributors at market values Exclude fuel oil plants from price formation at OMEL Mechanisms for supervision and rapid response in cases of abuse Balance and termination of CTC mechanism

Eliminate the impact of internalization of the value of emission allowances on generators’ income (1/5) Price Margin before CO2 Before CO2 …
The price received by all technologies is P0, which coincides with the marginal cost of the last technology P0 Hydro RE Nuclear Coal CCGT Capacity

Eliminate the impact of internalization of the value of emission allowances on generators’ income (2/5) Increase in income for all technologies as a result of the internalization of the value of emission allowances After introducing emissions trading … Emitting technologies internalise the value of emission rights in their offers The market price rises to P1, increasing the income received by all technologies Price P1 P0 Hydro RE Nuclear Coal CCGT Capacity Cost of CO2 emission

Eliminate the impact of internalization of the value of emission allowances on generators’ income (3/5) Maximum possible deduction Price
Cost of CO2 emissions Free NAP allowances To remove the effect of internalization …   P1 …it is not possible to deduct an amount greater than the impact of CO2 on electricity prices P0 Hydro RE Nuclear Coal NAP Coal CCGT NAP CCGT Capacity

Eliminate the impact of internalization of the value of emission allowances on generators’ income (4/5)  Price Emissions trading increases margin only for non-emitting technologies and emitters with free emission rights Cost of CO2 emissions Free NAP allowances If a mechanism to remove the effect of internalization is adopted it should remove extraordinary margins obtained by non-emitting technologies and emitters with free emission rights Hydro RE Nuclear Coal NAP Coal CCGT NAP CCGT Capacity

Eliminate the impact of internalization of the value of emission allowances on generators’ income (5/5) Reimbursement of free allowances would be discriminatory Does not eliminate the extraordinary margins for non-emitting technologies It is neutral on CCGT and penalizes coal units Coste  emisión CO2 Derechos gratuitos PNA Reimbursement of free allowances Windfall profit Margin of NAP coal after deduction of the value of allowances Price P1 P0 Hydro RE Nuclear Coal NAP Coal CCGT NAP CCGT Capacity

Encourage the forward market Content Necessary steps Design an organised forward market  The forward market is the main trading mechanism in developed markets Standardised with other European markets (physical delivery, continuous trading, etc.) Distributors would buy in the forward market Virtual capacity auctions: if needed, generators would propose an auction scheme Promote liquidity

Large customers adapt to market Components of a possible solution Description Large customers contribute more than Euro 1.2 billion to the deficit A market-based solution, using long term contracts, is needed Shift to market Sale of services to the SO Definition of long-term systems Description All large customers gradually shift to market pricing Possible sale of services to the system operator (e.g. interruptible supply) Like schemes implemented in France and other countries

Distribution remuneration in Spain is much lower than in other European countries Comparison of distribution remuneration in various European countries – Spain: base 100 €/ GW €/ MWh €/ cust. €/ km  €/ km2 Spain Portugal Greece Italy Ireland Average Germany Denmark UK Holland France Austria Belgium Sweden Norway
Average 100 141 134 123 161 140 219 174 112 163 141 217 134 135 94 154 100 169 138 128 192 157 192 187 115 124 143 170 125 140 92 143 100 126 114 124 245 152 239 236 152 195 220 268 227 445 462 271 100 133 134 138 95 125 241 155 198 208 192 221 224 155 136 192 100 168 125 297 131 180 637 354 367 770 283 306 811 108 79 413 Countries with similar  distribution networks: 25-80% more than Spain 50-300% more than Spain * Low and medium voltage lines, less than 100KV Source:  Eurprog, REE, PPC

Distribution: a remuneration system similar to the non-mainland systems is desirable Costes Descripción Existing network Remuneration of investment O&M Other costs  Based on book values: Return = fixed assets (net value) x (10-year bond + 3%) Depreciation = fixed assets (gross value)/life Maintenance = Actual physical units x standard costs Operation = personnel cost required to reach required levels of quality of service Customer management Structure Yearly update to CPI-1 Payment for use of public space Working capital Approval of investment plans and associated remuneration by CNE Review every 4 years New investment

Premiums for renewables adapted to new market conditions Current situation Steps to be taken 16% yearly growth in installed capacity since 2000 20% of production and 25% of generation costs in 2005 (contribution to tariff deficit: more than 800 M€) Current premium is constant and was established when market prices were much lower than now Sales to distributors at regulated prices de-link remuneration under the Special Regime (renewables) from tariff changes Sales to market: variable premium, to be reduced when market price rises How the proposal works Remuneration of renewables €/MWh Market price + premium Regulated price Premium Market price €/MWh

Summary In recent months, positive headway has been made on regulation, primarily the creation of a stable model for the island and non-mainland electrical systems (SEIEs), and breaking the cap on tariffs that has been in place since the end of 2002. The regulatory process is underway again and further headway is expected in the coming months. This progress suggests that the definitive regulatory framework will be more positive than forecasted in the 2005-09 Business Plan.

Regulatory progress strongly suggests that the regulatory framework will be more positive than forecasted in the 2005-09 Business Plan Business Plan 2005-09 Current outlook Tariff increases  Wholesale market Non-mainland Distribution Virtual contracts at €36/MWh for hydro and nuclear energy
Coverage of fuel costs and guaranteed return on investments Guaranteed return on investments and standard O&M costs Around 3% It is likely that growth may be above this level Market prices for all technologies with a possible mechanism to reduce income Stable framework for remuneration of investment and costs, with various levers available to create value

Disclaimer This presentation contains certain “forward-looking statements” regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. The principal assumptions underlying these forecasts and targets relate to economic, market and regulatory environment. In addition to other factors described under “Risk Factors” in our annual report on Form 20-F for the most recent fiscal year and in the Documento Registro de Acciones presently in force registered with the Comisión Nacional de Valores, the following important factors could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; the impact of more stringent regulations and the inherent environmental risks relating to our business operations; any delays in or failure to obtain necessary regulatory, antitrust and other approvals, or any conditions imposed in connection with such approvals; opposition or actions of partners, competitors and political or ethnic groups; adverse changes in the political and regulatory environment; adverse weather conditions; natural disasters, accidents or other unforeseen eventsNo assurance can be given that the forward-looking statements in this document will be realized. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Regulation in Spain: situation and outlook - Investor Relations Days - Palma de Mallorca, June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 8, 2006	By:	/s/ Álvaro Pérez de Lema
Title: Manager of North America Investor Relations